Exhibit 99.1

Cash Store Financial to Hold 2010 Financial Year End results conference call and webcast on November 29, 2010

EDMONTON, Nov. 17 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX:CSF & NYSE:CSFS) today announced that it will hold its management conference call and webcast with shareholders, analysts and institutional investors to discuss its 2010 financial year end results for the three and fifteen months ended September 30th, 2010, on Monday, November 29, 2010, at 11:00 a.m. ET (9:00 a.m. MT).  The results will be released after market close on Wednesday, November 24, 2010.

The conference call may be accessed by dialing toll-free 1-888-231-8191 and providing the conference ID # 20107309.  It will also be broadcast live via the Internet at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3278000.

A replay of the conference call will be available until December 6, 2010, by dialing 416-849-0833 or toll-free 1-800-642-1687 and providing the conference ID # 20107309.

Media are invited to participate by telephone or by webcast and may contact Gordon J. Reykdal, Chairman and Chief Executive Officer at (780) 408-5118 or Nancy Bland, Chief Financial Officer at 780-732-5683 after the conference with any questions.

Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). The Company also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 550 branches across Canada under the banners: The Cash Store and Instaloans.  Cash Store Financial also operates two branches in the UK under the banner, The Cash Store.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and provide other financial services including bank accounts to income-earning consumers who may not be able to obtain them from traditional banks.

Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. Forward looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this News Release contains forward-looking statements in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF") dated August 26, 2009 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:
Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118;or,Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 19:18e 17-NOV-10